SULLIVAN & CROMWELL LLP A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44(0)20-7959-8900 FACSIMILE: +44(0)20-7959-8950 WWW.SULLCROM.COM
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April 2, 2009

Mr. H. Roger Schwall,
     Assistant Director,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, N.E., Stop 7010,
                         Washington, D.C. 20549.

Re:     BP p.l.c.

Dear Mr. Schwall,

I refer to your letter dated March 31, 2009 to Byron E. Grote of BP p.l.c. and my telephone call with Tracey L. McNeil today. The Company has requested an extension of the due date for responding to your letter and confirms that it intends to submit its responses to the Staff’s comments by April 30, 2009.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:     Dr. Byron E. Grote
(BP p.l.c.)

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